EXHIBIT 99.1

NEWS RELEASE

TSX: ELD NYSE: EGO	July 31, 2025

Eldorado Gold Announces Renewal of Normal Course Issuer Bid

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or “the Company”) announces that it has received approval from the Toronto Stock Exchange (the "TSX") of Eldorado’s notice of intention to renew its normal course issuer bid (the "NCIB").

Pursuant to the NCIB, Eldorado may purchase up to 10,159,967 common shares of Eldorado ("Common Shares"), which is 5% of the 203,199,350 issued and outstanding Common Shares as at July 30, 2025. Purchases will be made through the facilities of the TSX, the New York Stock Exchange (the “NYSE”) and alternative trading systems in Canada or the United States at prevailing market prices. The NCIB will commence on August 6, 2025 and will end on July 31, 2026.

Under Eldorado’s previous normal course issuer bid that commenced on November 8, 2024 and terminated on July 31, 2025, as amended effective May 6, 2025, under which Eldorado sought and received approval from the TSX to purchase up to 10,245,474 Common Shares, 3,198,353 Common Shares were purchased on the open market through the facilities of TSX and/or alternative Canadian trading systems at a volume weighted average purchase price of C$27.68 per Common Share.

Daily purchases on the TSX under the NCIB will be limited to 101,895 Common Shares, other than purchases made pursuant to the block purchase exception, which represents 25% of the average daily trading volume of 407,583 on the TSX for six months ending June 30, 2025. Purchases on the NYSE will be subject to daily limitations and other conditions regarding the manner, timing, price and volume of purchases in order to qualify for the safe harbor provided under applicable United States securities laws. The actual number of Common Shares which may be purchased under the NCIB and the timing of any such purchases will be determined by the management of the Company, subject to applicable laws and the rules of the TSX and NYSE.

Up to 9,679,967 Common Shares repurchased under the NCIB will be cancelled, and up to 480,000 Common Shares repurchased under the NCIB will remain outstanding and be held in trust by Computershare Trust Company of Canada for the purposes of satisfying redemptions pursuant to Eldorado’s restricted share unit plan (the “RSU Plan”) until such Common Shares are required to be transferred to designated participants under the terms of the RSU Plan.

The NCIB is being renewed as Eldorado believes the market price of the Common Shares may not, from time to time, fully reflect their long-term value. Accordingly, the repurchase of the Common Shares under the NCIB is in the best interests of the Company and an attractive and appropriate use of available funds given the strength of the balance sheet, progress on the Skouries Project and ongoing cash generation from the operations in a high gold price environment. Eldorado is committed to enhancing shareholder returns through such programs as the NCIB.

In connection with the NCIB, Eldorado has entered into an automatic repurchase plan with its designated broker to facilitate the purchase of Common Shares during times when Eldorado would ordinarily not be permitted to purchase Common Shares due to regulatory restrictions or self-imposed black-out periods. Before entering a black-out period, the Company may, but is not required to, instruct the broker to make purchases under the NCIB based on parameters set by Eldorado in accordance with the automatic share purchase plan, applicable securities laws and the rules of the TSX and NYSE.

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Although Eldorado has a present intention to acquire its Common Shares pursuant to the NCIB, Eldorado will not be obligated to make any purchases and purchases may be suspended by Eldorado at any time.

A copy of Eldorado’s Notice filed with the TSX may be obtained, by any shareholder without charge, by contacting Eldorado’s Corporate Secretary.

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Türkiye, Canada and Greece. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations

Lynette Gould, VP, Investor Relations, Communications & External Affairs

647 271 2827 or 1 888 353 8166

lynette.gould@eldoradogold.com

Media

Chad Pederson, Director, Communications and Public Affairs

236 885 6251 or 1 888 353 8166

chad.pederson@eldoradogold.com

Cautionary Note About Forward-Looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. In particular, such forward-looking statements include, but are not limited to, statements relating to Eldorado’s intention to commence the NCIB and the timing, methods and quantity of any purchases of Common Shares under the NCIB, the availability of cash for repurchases of Common Shares under the NCIB, compliance with applicable laws and regulations pertaining to the NCIB, Eldorado’s perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about: general market conditions, including prevailing market prices of our common shares and other available investment and business opportunities. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others: our assumptions relating to general market conditions, including prevailing market prices of our common shares, and other available investment and business opportunities, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR+ and EDGAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change.

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